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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

Ten Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Partner

Title



Notary Public

BRIAN O'DONOGHUE
Notary Public, State of New York
No. 02OD5086342
Qualified in New York County
Commission Expires Mar. 12, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.

X (b) Statement of Financial Condition.

TANGENT CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

TANGENT CAPITAL PARTNERS, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

// Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Tangent Capital Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Tangent Capital Partners LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Tangent Capital Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tangent Capital Partners LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	14,872
Accounts receivable		5,000
Prepaid expenses		10,775
Total assets	$	30,647

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	25,107
Total current liabilities		25,107
Member's Equity		5,540
		5,540
Total liabilities and members' equity	$	30,647

The accompanying notes are an integral part of these financial statements.

TANGENT CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

The Company primarily receives revenue from management fees, consulting fees, incentive fees and investment banking. All of its revenue is derived from a limited number of clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Credit Risk

Financial instruments that potentially subject the company to credit risk consist primarily of accounts receivable.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations

Revenue Recognition

Management fees, consulting fees, incentive fees and investment banking fees are recorded when earned on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in

accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3. RELATED PARTY TRANSACTIONS

The Company sublets office space from Tangent Capital on a month-to-month basis. There is no obligation of the Company beyond its current month of occupancy. The Company incurred $60,000 of rental expense to Tangent Capital in 2015.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

5. COMMITMENT AND CONTINGENCIES – LEGAL PROCEEDINGS

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of December 31, 2015 there were no pending arbitrations involving Tangent Capital Partners, LLC.

6. ACCOUNTS RECEIVABLE

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated based on historical performance and projections of trends. Receivables are written off when management determines they are uncollectible. As of December 31, 2015 the Company determined that there was no need to provision for the non-collection of receivables as reported on the Statement of Financial Condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and shall not exceed 15 to 1 in

subsequent years (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of ($10,235), which resulted in a deficiency of (15,235) below its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of –245% as of December 31, 2015. In addition, the Company had various other net capital deficiencies during 2015. The Company filed the required 17a-11 notifications to FINRA for all relevant periods. On January 15, 2016 net capital compliance was restored via receipt of the $1,179,000.

8. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

TANGENT CAPITAL PARTNERS LLC

AGREED UPON PROCEDURES

Including Form SIPC 7

December 31, 2015

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
Tangent Capital Partners LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Tangent Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tangent Capital Partners LLC's compliance with the applicable instructions of Form SIPC-7. Tangent Capital Partners LLC's management is responsible for Tangent Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tangent Capital Partners, LLC
135 Lexington Avenue, 23rd Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $5,195

B. Less payment made with SIPC-6 filed (exclude interest) (2,459 + 5,684)
7/15/2015 & 1/29/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,948)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(2,948)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tangent Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 16.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,078,022

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,078,022

2e. General Assessment @ .0025 $5,195

(to page 1, line 2.A.)